UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 001-11638

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
United American Healthcare Corporation

Full Name of Registrant
N/A

Former Name if Applicable
303 East Wacker Drive, Suite 1200

Address of Principal Executive Office (Street and Number)
Chicago, Illinois 60601
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)
United American Healthcare Corporation (the “Company”) was not in a position to file its Quarterly Report on Form 10-Q for the Company’s fiscal quarter ended December 31, 2010 (the “Form 10-Q”) with the U.S. Securities and Exchange Commission (the “SEC”) due to a change in management and accounting and finance personnel. This could not have been avoided without unreasonable effort or expense.

Based on work completed to date by the Company on its quarter-end closing procedures and preparation of its financial statements, the Company expects to file the Form 10-Q on or before February 22, 2011.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Robert Sullivan	(313)	393-4571
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report significant changes in its results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in the Form 10-Q. These changes are due primarily to the Company’s discontinuance of its Tennessee operations and purchase of a medical device manufacturing business, Pulse Systems, LLC, in June 2010. The Company expects to report operating revenues for its fiscal quarter ended December 31, 2010, unlike for the corresponding period in its previous fiscal year.
* * * * * * * * *

United American Healthcare Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

United American Healthcare Corporation
Date:	February 14, 2011	By:	/s/ Robert Sullivan

Chief Financial Officer and Treasurer